Kline Law Group, PC

15615 Alton Parkway, Suite 450

Irvine, CA 92618

T – 949.271.6355

F – 949.271.6301

June 7, 2022

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Attn: Mr. Benjamin Holt

Re:	Trans Global Group, Inc.

Registration Statement on Form 10-12G

Filed January 6, 2022

File No. 000-56383

Dear Mr. Holt:

On behalf of Trans Global Group, Inc. (the “Company”) and in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated June 1, 2022, we are writing to supply additional information and to indicate the changes that have been made in the Company’s Form 10-12G/A, Amendment No. 3 (the “Amendment”).

Set forth below are the Company’s responses to the Staff’s comments. Factual information provided herein has been provided to us by the Company. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Amendment No. 3 to Form 10-12G filed May 17, 2022

General

Comment 1.	We note your risk factor on page 35 that investors may face difficulties effecting service of legal process and enforcing foreign judgments or bringing actions in China against you or your management. Please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to you conducting your business in China and your assets and sole officer and director being located in China. Please identify your sole officer and director located in China and disclose that it will be more difficult to enforce liabilities and enforce judgments on this individual. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Additionally, please revise your page 35 risk factor to contain disclosure consistent with the separate section.

Response 1.	The risk factors regarding the risks of bringing and enforcing US based actions in China on page 26 have been revised as suggested.

United States Securities and Exchange Commission

Division of Corporation Finance

June 7, 2022

Item 1. Business, page 1

Challenges with Having Operations in China, page 6

Comment 2.	We note your response to comment 9. Please revise to clarify that trading in your securities also may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination. Additionally, please discuss the existence of additional legislation that would shorten the time frame in which the PCAOB must be able to inspect the auditor from three years to two years. Please also revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the HFCAA.

Response 2.	Further discussion of the HFCAA has been added beginning on page 6.

Item 11. Description of Registrant’s Securities to be Registered, page 53.

Comment 3.	We note your response to comment 18. Please revise to reconcile the discrepancies between your disclosure on page 53 as compared to Article IV of your restated certificate of incorporation, including the following:

●	State law applicable to the voting rights of the common stock;

●	Number of shares of preferred stock designated Series AA; and

●	Voting rights of the Series AA Preferred Stock.

More specifically, we note that your disclosure regarding the voting rights of the common stock states, “Arizona law provides for cumulative voting for the election of directors.” However, you are a Delaware corporation and Article IV of your restated certificate of incorporation does not provide for cumulative voting. In addition, we note that your disclosure states 200,000 shares of the company’s preferred stock are designated Series AA. However, Article IV of your restated certificate of incorporation states 1,500,000 shares of the company’s preferred stock are designated Series AA. Finally, we note that your disclosure states the holders of the Series AA Preferred Stock are entitled to 60,000 votes per share. However, Article IV of your restated certificate of incorporation states the holders of the Series AA Preferred Stock are entitled to 10,000 votes per share.

Response 3.	The disclosure of the Series AA has been corrected to note that there are 1,500,000 shares authorized, but only 200,000 were issued and outstanding, all of which have been converted. As a result, none are now issued and outstanding. We acknowledge that the filed certificate of incorporation notes that conversion rate to be one for 10,000 shares, but that was a scrivener’s error in the filing. The Company honored the intended and correct conversion rate of one for 60,000 (which was noted in the certificate of incorporation filed prior to the current amendment which increased the authorized shares). As a result, there are no Series AA outstanding and the Company does not intend to issue any further Series AA shares, but if that changes in the future, the Company will amend the certificate of incorporation to correct the voting and conversion ratio prior to issuance. The Company is a Delaware corporation, not Arizona, and that typographical error has been corrected. Also, Delaware law allows for cumulative voting if so provided in the certificate of incorporation, but the company’s certificate does not so provide. The disclosure has been amended to reflect these facts on page 53.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Very truly yours,

Kline Law Group, PC

/s/ Scott C. Kline
Scott C. Kline

cc	Chen Ren
Trans Global Group, Inc.